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                              May 8, 2024

       Ismini Panagiotidi
       Chief Executive Officer
       Icon Energy Corp.
       17th km National Road
       Athens-Lamia & Foinikos Str.
       14564, Nea Kifissia
       Athens, Greece

                                                        Re: Icon Energy Corp.
                                                            Draft Registration
Statement on Form F-1
                                                            Response dated
April 23, 2024
                                                            CIK No. 0001995574

       Dear Ismini Panagiotidi:

              We have reviewed your response letter to your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 10, 2024 letter.

       Response letter dated April 23, 2024

       General

   1. We note your response to prior comment 2, including your proposed draft disclosure regarding your forum
selection provision. Please revise your disclosure to state whether the provision is
intended to select the High Court of the Republic of the Marshall Islands
                                                        as the exclusive forum
for any derivative action alleging a violation of the Securities Act or Exchange Act, if
permitted by law.
 Ismini Panagiotidi
FirstName
Icon EnergyLastNameIsmini Panagiotidi
             Corp.
Comapany
May  8, 2024NameIcon Energy Corp.
May 8,
Page 2 2024 Page 2
FirstName LastName
       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Filana Silberberg